UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Barfresh Food Group Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

067532101
(CUSIP Number)

Kenneth Nadel
Wolverine Asset Management, LLC
175 W. Jackson Blvd., Suite 340
Chicago, Illinois 60604
(312) 884-4400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Michael A. Adelstein, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
 New York, NY 10178
(212) 808-7540

January 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067532101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 067532101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 067532101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wolverine Trading Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON CO/HC

CUSIP No. 067532101	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher L. Gust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	10	SHARED DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 067532101	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bellick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
	10	SHARED DISPOSITIVE POWER 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,528 shares (including 2,000,000 shares issuable upon exercise of Warrants) (see Item 5(a) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (see Item 5(a) below)
14	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 067532101	Page 7 of 10 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 2") amends the Schedule 13D filed on March 23, 2015 [File Number 005- 87567 ] (the "Original Schedule 13D") and the Amendment No. 1 to the Original Schedule 13D filed on October 13, 2015 [File Number 005- 87567 ] ("Amendment No. 1 and, together with the Original Schedule 13D and as amended by this Amendment No. 2, the "Schedule 13D"), on behalf of the Reporting Persons named in Item 2(a) below. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D and Amendment No. 1 shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph:

An additional 451,528 shares of Common Stock were purchased in the open market during November 2015 – January 2016 (as described in Item 4) by the Flagship Fund for a total purchase price of $403,180.28, excluding brokerage commissions. The source of funding for such purchases was the capital of the Flagship Fund.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended by adding the following two paragraphs and restating the last two paragraphs:

Between November 12, 2015 and January 11, 2016, the Flagship Fund acquired an additional 451,528 shares of Common Stock in the open market for a total purchase price of $403,180.28, excluding brokerage commissions.

On March 23, 2015, the Reporting Persons had expressed a desire to the Issuer to have an employee of WAM on the board of directors of the Issuer.  On January 22, 2016, the Issuer informed the Reporting Persons via email that, "the board has decided not to add any board members at this time."  The Reporting Persons remain supportive of the Issuer's management and the Issuer, and expect to continue discussions with the Issuer on the need to improve the independence of the Board of Directors, as well as the Issuer's strategic initiatives, cost of capital, and corporate communications.

The Reporting Persons acquired the additional Common Stock for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity for the Flagship Fund.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis.  The Reporting Persons may take such actions with respect to the investment in the Issuer as are deemed appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of the beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing the intentions with respect to any and all matters referred to in Item 4 of this Schedule 13D.

CUSIP No. 067532101	Page 8 of 10 Pages

ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER

The first two paragraphs of Item 5(a) and Item 5(c) of Amendment No. 1 are hereby amended and restated as follows:

(a) Items 8, 10, 11 and 13 of the cover pages of this Schedule are incorporated herein by reference. The securities reported on this Schedule consist of 4,451,528 shares of Common Stock and Warrants to purchase an additional 2,000,000 shares of Common Stock.

The beneficial ownership reported in Item 13 of the cover pages to this Schedule was calculated by dividing (i) the sum of (a) 4,451,528 shares of Common Stock plus (b) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants by (ii) the sum of (a) 79,884,521 shares of Common Stock outstanding as of November 10, 2015, as reported in the Issuer's quarterly report on Form 10-Q filed on November 20, 2015, plus (b) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.

(c) Except as set forth below by the Flagship Fund, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days and since November 12, 2015:

Date	Security	Amount Acquired (Disposed)	Price per share	Where Transaction Effected
11/12/2015	Common Stock	53,586	$0.82	Open Market
11/13/2015	Common Stock	69,206	$0.89	Open Market
11/18/2015	Common Stock	50,000	$0.82	Open Market
11/20/2015	Common Stock	60,000	$0.83	Open Market
11/25/2015	Common Stock	32,400	$0.99	Open Market
11/27/2015	Common Stock	25,000	$1.05	Open Market
11/30/2015	Common Stock	26,700	$1.02	Open Market
12/1/2015	Common Stock	5,564	$0.98	Open Market
12/2/2015	Common Stock	15,000	$0.98	Open Market
12/4/2015	Common Stock	25,000	$0.95	Open Market
12/8/2015	Common Stock	19,800	$0.95	Open Market
12/17/2015	Common Stock	8,272	$0.88	Open Market
12/21/2015	Common Stock	10,000	$0.87	Open Market
12/22/2015	Common Stock	15,000	$0.87	Open Market
12/28/2015	Common Stock	10,000	$0.84	Open Market

CUSIP No. 067532101	Page 9 of 10 Pages

12/29/2015	Common Stock	10,000	$0.80	Open Market
12/30/2015	Common Stock	10,000	$0.85	Open Market
1/4/2016	Common Stock	5,000	$0.84	Open Market
1/11/2016	Common Stock	1,000	$0.85	Open Market

CUSIP No. 067532101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2016

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/ Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/ Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/ Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick